

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Victor T. Limongelli
President and Chief Executive Officer
Guidance Software, Inc.
215 North Marengo Avenue
Pasadena, CA 91101

> **Re: Guidance Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 16, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 001-33197**

Dear Mr. Limongelli:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Results of Operations, page 25

1.   We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosure on page 26 indicates that the increase in Forensic product revenues was due to increased sales of the latest version of your Encase Forensic product released in June 2011, growth in the forensic software market and the

addition of revenue through sales of forensic hardware products that you acquired as a result of your acquisition of Tableau in May 2010. Tell us how you considered quantifying each of the sources that contributed to a material change. Refer to the related interpretive guidance in Section III.D of SEC Release 33-6835. Further, tell us what consideration you have given to discussing the extent to which increased sales are attributable to existing customers or new customers. In this regard, we note management statements in the company's Q3 2012 earnings conference call that upsell or repeat business with your existing customers is an important driver for growth.

Liquidity and Capital Resources, page 30

2.   We note that as of December 31, 2011, you had $37 million in cash and cash equivalents. Please tell us whether any of your cash and cash equivalents was held by foreign subsidiaries, and if so, what consideration was given to separately disclosing the amount and the potential income tax consequences of repatriating any undistributed earnings of foreign subsidiaries, if any. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page F-15

3.   Please tell us what consideration was given to disclosing income before income taxes from domestic and foreign sources as required by Rule 4-08(h)(1)(i) of Regulation S-X.

4.   Please tell us whether you have undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested as of December 31, 2011 and if so, how you considered providing this quantitative disclosure and the related unrecognized deferred tax liability. Refer to ASC 740-30-50-2.

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement filed on March 23, 2012)

Annual Cash Incentives, page 31

5.   We note that you did not provide an adequately detailed discussion of the Management by Objective (MBO) Metric used to award annual cash incentives for Messrs. Harrington and van der Colff, although you note that both executive officers achieved the 2011 operational goal related to the MBO Metric resulting in cash awards constituting 25% of the Target Annual Incentive. Please provide a discussion of the Management by Objective Metrics in your response letter and confirm that you will provide information

to this effect, where material, in future filings. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Summary Compensation Table, page 40

6.   We note that you have not provided a column (column j) in the summary compensation table that totals all of the compensation paid to each named executive officer as required by Item 402(c)(2)(x) of Regulation S-K. Please provide a corrected summary compensation table in the response letter and confirm that you will provide conforming disclosure in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations and Commitments, page 28

7.   With regard to contingent consideration payable related to the acquisition of CaseCentral, we note that you have potential cash commitments of up to $33 million during the three 12-month periods beginning April 1, 2012. In light of the significance of the contingent consideration to your financial statements and liquidity, please tell us what consideration was given to disclosing the potential impact on future periods based on the information provided in Section 3.10 of the Agreement and Plan of Merger in addition to the aggregate potential impact. Please refer to Section C of SEC Release 33-9144 which indicates that disclosures should provide information necessary for an understanding of the timing and amount of the specified contractual obligations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief